Exhibit 99.2
ELTEK LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

IN U.S. Dollars

UNAUDITED

INDEX

Page

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	F-2 - F-3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	F-4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY	F-5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	F-6 - F-7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-8 - F-20

ELTEK LTD. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2021	2020
		Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	9,169	4,735
Trade receivables (net of allowance for doubtful accounts of $200 and $214 at June 30, 2021 and December 31, 2020, respectively)		7,388	9,062
Inventories	4	3,904	3,704
Other accounts receivable and prepaid expenses		1,206	1,319

Total current assets		21,667	18,820

LONG-TERM ASSETS:

Severance pay fund		63	64
Restricted deposit		215	62
Operating lease right-of-use assets		8,801	8,948
Property and equipment, net		6,893	7,263

Total long-term assets		15,972	16,337

Total assets		37,639	35,157

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		June 30,	December 31,
	Note	2021	2020
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term credit and current maturities of long-term debt	5	502	676
Trade payables		3,881	4,452
Other accounts payable and accrued expenses		3,499	3,831
Short-term operating lease liabilities		806	742

Total current liabilities		8,688	9,701

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities	6	4,125	1,495
Accrued severance pay		323	338
Deferred tax liabilities		99	84
Long-term operating lease liabilities		8,085	8,272

Total long-term liabilities		12,632	10,189

COMMITMENTS AND CONTINGENT LIABILITIES	7	-	-

SHAREHOLDERS' EQUITY:	8
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares; Issued and outstanding: 5,840,357 shares		5,296	5,296
Additional paid-in capital		22,846	22,846
Foreign currency translation adjustments		2,975	3,153
Capital reserves		1,267	1,084
Accumulated deficit		(16,065)	(17,112)

Total shareholders' equity		16,319	15,267

Total liabilities and shareholders' equity		37,639	35,157

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Note	Six months ended June 30,		Three months ended June 30,
		2021	2020	2021	2020
		Unaudited
Revenues	9	16,338	17,949	9,132	8,792
Cost of revenues		12,827	14,246	6,765	6,892

Gross profit		3,511	3,703	2,367	1,900

Operating expenses:
Research and development expenses (income), net		10	(2)	10	(4)
Selling, general and administrative		2,421	2,284	1,413	1,095

Operating income		1,080	1,421	944	809
Finance income (expenses), net		20	(139)	(84)	(83)
Other expenses, net		(3)	-	-	-

Income before income taxes		1,097	1,282	860	726
Taxes on income	10	50	38	35	22

Net income		1,047	1,244	825	704

Other comprehensive income (loss):
Foreign currency translation adjustments		(178)	-	337	169

Total comprehensive income		869	1,244	1,162	873

Basic and diluted income per ordinary share attributable to Eltek Ltd. shareholders		0.18	0.28	0.14	0.16

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2021	5,840,357	5,296	22,846	3,153	1,084	(17,112)	15,267

Stock-based compensation	-	-	-	-	183	-	183
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(178)	-	-	(178)
Net income	-	-	-	-	-	1,047	1,047

Balance as of June 30, 2021	5,840,357	5,296	22,846	2,975	1,267	(16,065)	16,319

Balance as of January 1, 2020	4,380,268	3,964	18,583	2,479	963	(19,720)	6,269

Stock-based compensation	-	-	-	-	43	-	43
Comprehensive income:
Net income	-	-	-	-	-	1,244	1,244

Balance as of June 30, 2020	4,380,268	3,964	18,583	2,479	1,006	(18,476)	7,556

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,047	1,244

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	886	786
Revaluation of long term loans	-	4
Stock-based compensation	183	43
Increase (decrease) in employee severance benefits, net	(10)	40
Decrease in trade receivables, net	1,546	149
Decrease in operating lease right-of-use assets	24	449
Decrease in operating lease liabilities	-	(453)
Decrease in other receivables and prepaid expenses	95	187
Decrease (increase) in inventories	(250)	248
Decrease in trade payables	(411)	(370)
Increase in deferred tax liabilities	16	12
Increase (decrease) in other liabilities and accrued expenses	(279)	538

Net cash provided by operating activities	2,847	2,877

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(538)	(454)
Restricted deposits	(154)	(58)

Net cash used in investing activities	(692)	(512)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(377)	(765)
Repayment of short-term loan from shareholder	-	(571)
Repayment of long-term loans	(77)	(108)
Proceeds from long-term loans	3,062	1,141
Repayment of property and equipment payables	(285)	(304)

Net cash provided by (used in) financing activities	2,323	(607)

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020

Effect of exchange rate on cash and cash equivalents	(44)	21

Increase in cash and cash equivalents	4,434	1,779
Cash and cash equivalents at the beginning of the year	4,735	1,628

Cash and cash equivalents at end of the year	9,169	3,407

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:
Interest	6	95

Non-cash activities:
Purchase of property and equipment in credit	140	141
Right-of-use asset recognized with corresponding lease liability	-	153

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.	General:

-
Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of December 31, 2020, Eltek Europe GmbH is inactive.

-
The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

-
The Company markets its product mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries.

The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Golan (Nistec Holdings Ltd. and/or any of its subsidiaries are referred to as "Nistec").

Loans and credit lines:

-
In June 2017, due to continued losses and the Company's limited ability to obtain additional loans from the banks at that time, the Company obtained a loan of NIS 5.0 million (approximately $ 1.4 million) from Nistec (the “First Loan”).

In July 2017, the Company obtained a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec for a period of up to one year. In July 2018, Bank HaPoalim extended the dedicated line of credit and, in January 2019, the Company reduced the line of credit to NIS 2.25 million (approximately $ 620).

During April 2020, Bank HaPoalim approved the increase of this line of credit back to NIS 4.5 million (approximately $1.3 million) and to make this facility available to use for any purpose and not just for a specific project.

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $ 1.2 million) (the “Second Loan”). In July 2018, in accordance with a commitment letter provided by Nistec, the Company obtained another loan from Nistec of NIS 1.0 million (approximately $ 290) (the “Third Loan,” and together with the First Loan and the Second Loan, the “Loans”).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-     DESCRIPTION OF BUSINESS AND GENERAL (Cont.)

The Company and Nistec Golan entered into term and interest provisions relating to the Loans aggregating NIS 10 million (approximately $ 2.8 million). On December 5, 2019, at the Annual General Meeting of the Company, shareholders approved (following the approval of the Company's Audit Committee and Board of Directors) the execution of an Interest Agreement with Nistec Golan. Under the terms of the Interest Agreement, the Loans carried interest which have been repaid, as follows:

1.	Interest Amount:

A total aggregate principal loan amount of NIS 5 million (the “First Half of the Loans”) carried interest of Prime + 1%, as of September 26, 2019 and until January 7, 2020. A total aggregate principal loan amount of NIS 5 million (the “Second Half of the Loans”) carried interest of Prime + 1.75%, as of January 1, 2019 until repaid in December 2020.

2.
Payment Schedule: the interest was payable on the 10th day of each quarter, for the interest accumulated in the three (3) months prior to such payment date (except with respect to the first interest payment).

In August 2018, the Company obtained a credit facility of NIS 7 million (approximately $ 2.0 million) from a non-banking financial institution. In October 2019, this credit facility was reduced to NIS 6 million (approximately $ 1.7 million). This credit facility was guaranteed by Nistec. In August 2020, the Company repaid the credit facility.

In January 2019, Nistec provided the Company with an additional loan of NIS 2.0 million (approximately $580), due on April 30, 2019. However, the Company exercised an option to extend the term of the loan until May 1, 2020 as approved by Company's Audit Committee, based on the determination that such extension was required for the Company’s orderly operations.

In February 2019, Nistec Golan informed the Company that it was committed to exercise the subscription rights it received in a rights offering to the Company’s shareholders by converting approximately $2.5 million of debt owed to it by the Company into the Company’s ordinary shares. In March 2019, Nistec informed the Company that instead of converting the debt owed to it, it would participate in the 2019 rights offering by means of a cash investment in an amount of at least $2.5 million.

In March 2019, the Company's prospectus for the 2019 rights offering became effective. The subscription period ended on April 9, 2019 and 69.6% of the Company’s shareholders participated in the rights offering, which provided gross proceeds of $3.4 million (before deducting expenses related to the rights offering).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-     DESCRIPTION OF BUSINESS AND GENERAL (Cont.)

The Company used the net proceeds from this rights offering to repay a NIS 3.0 million (approximately $870) loan from Mizrahi-Tefahot Bank (guaranteed by Nistec), repay a NIS 2.0 million (approximately $580) line of credit from Bank Leumi (for which Nistec provided a guarantee) and a NIS 1.0 million (approximately $290) line of credit from Bank Hapoalim. The remainder of the proceeds was used for working capital and other general corporate purposes, including investment in plant and equipment.

In June 2020, the Company obtained a loan of NIS 4.0 million (approximately $1.2 million) from Mizrahi-Tefahot Bank, guaranteed by Nistec. The loan is for a period of 5 years, with preferred terms of a repayment schedule that starts after a 12 month period (grace period) and carried interest of Prime + 1.50%, which is waived for the first year of the loan.

In November 2020, the Company's prospectus for its 2020 rights offering became effective. The subscription period ended on December 2, 2020 and the offering was oversubscribed resulting in 100% of the offered shares being purchased in this rights offering, which provided gross proceeds of $5.7 million (before deducting expenses related to the rights offering in the amount of $99). The Company used the net proceeds from this rights offering to repay in full a loan of NIS 10.0 million (approximately $3.1 million) to Nistec Golan in December 2020. The remainder of the proceeds may be used for working capital and other general corporate purposes, including investment in plant and equipment.

In May 2021, the Company obtained a loan of NIS 10.0 million (approximately $3.1 million) from Bank Leumi. The loan is for a period of 10 years, with preferred terms of a repayment schedule that starts after a 12 month period (grace period) and carried interest of Prime + 1.50%, which is waived for the first year of the loan.

As of June 30, 2021, the Company had no unpaid loans payable to Nistec.

Financial covenants:

In April 2014, the Company signed a new financial undertakings letter with a bank and in May 2014 with a second bank. Under these undertakings, the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2020 and 2019, the Company was in compliance with these covenants.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-     DESCRIPTION OF BUSINESS AND GENERAL (Cont.)

In February 2019, the second bank granted the Company a waiver from such non-compliance and adjusted the financial covenants, to be met in the Company's financial statements for December 31, 2019. The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) positive EBITDA (greater than zero). As of December 31, 2020, and 2019, the Company was in compliance with these covenants. The Company believes that in the event that its business plans for the year 2021 will not be realized, it may not meet the above-mentioned financial covenants.

Business risks and condition:

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations. Due to these conditions and other financial and business factors, the Company's liquidity position, as well as its operating performance, was negatively affected in the past. In the year ended December 31, 2018, the Company incurred a net loss of $2.6 million and suffered negative cash flows from its operating activities. In the year ended December 31, 2020, the Company had net income of $2.6 million as compared to net income of $1.8 million in the year ended December 31, 2019. During the six months period ended June 30, 2021 the Company had a net income of $1.1 million. As of June 30, 2021, the Company's working capital amounted to $13 million and its accumulated deficit amounted to approximately $16 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

-
An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and impacted and may impact the company in ways that cannot necessarily be foreseen.

The current severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for the Company. During 2020, the effects of the pandemic did not materially affected the Company’s operations, which have been deemed an “essential enterprise” by the Israeli government and the sought to operate as normal.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-     DESCRIPTION OF BUSINESS AND GENERAL (Cont.)

Some of the Company’s employees were quarantined and in some cases are working remotely, due to safety concerns. Most of the work is still preformed from the Company's production facility. The Company’s ability to collect money, pay bills, handle customer and consumer communications, were not materially impacted. During 2020, the Company did not experience a significant change in revenues or in the timeliness of payments of invoices and its cash position remained stable. However, during the first quarter of 2021, the pandemic negatively impacted our operations, caused delays in supply of raw materials, created slowdown in our production and has negatively impacted our revenues and net income during that period.

The Coronavirus outbreak in Israel and many other countries, could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company’s operating results.

The Company's management believes that its current business plans will enable the Company to continue to operate for a period of at least one year from the date of t these financial statements. In the event the Company will not be successful in generating sufficient cash from its current operations, the Company may be required to obtain additional financing from external sources. There is no assurance that such financing will be obtained.

NOTE 2:-	CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The accompanying consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2021 and for the six and three month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2020 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2021 (the "Annual Report"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ended December 31, 2021.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	CASH AND CASH EQUIVALENTS

	June 30,	December 31,
	2021	2020
	Unaudited
Denominated in U.S. dollars	4,794	3,920
Denominated in NIS	3,406	166
Denominated in Euro	969	649

	9,169	4,735

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2021	2020
	Unaudited
Raw materials	2,162	1,821
Work-in-progress	1,477	1,348
Finished goods	265	535

	3,904	3,704

During the periods ended June 30 2021 and December 31, 2020, the Company recorded inventory write-offs in the amounts of $293 and $588, respectively. Such write-offs were included in cost of revenues.

NOTE 5:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Interest
	June 30,	June 30,	December 31,
	2021	2021	2020
	%	Unaudited

In NIS bears interest rate of Prime+0.85%	-	-	373
Long-term debt from banks in NIS bears interest of Prime rate rate of Prime+1.5% to Prime+1.75%	3.1% - 3.35%	502	303
		502	676

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

	Interest
	June 30,	June 30,	December 31,
	2021	2021	2020
Linkage terms:	%	Unaudited

NIS	3.1% - 3.35%	4,627	1,659
EURO		-	206
		4,627	1,865

Less - current maturities		(502)	(370)
		4,125	1,495

Minimum future payments as of June 30, 2021 due under the long-term (includes liabilities associated with equipment purchasing) debts are as follows:

Long-term loan

First year	1,295
Second year	675
Third year	659
Fourth year	338
Fifth year	1,660

4,627

Long-term debt includes liabilities associated with equipment purchases in the amounts of $0 and $206 and current maturities of long-term debt of $0 and $67 at June 30, 2021 and December 31, 2020, respectively. The current maturities are classified in the trade payable balance as of June 30, 2021 and December 31, 2020, respectively.

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.	Indemnification agreement:

The Company entered into an indemnification agreement with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount will not exceed: (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) $3,000,000, whichever is greater.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

The Israeli Companies Law provides that an Israeli company cannot exculpate an officer from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an officer from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

The Company's articles of association allow it to exculpate any officer holder from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. The Company provided an exculpation letter to each of its directors and officers, and agreed to provide the same to future officers.

c.	Contingent Liabilities:

Environmental Related Matters

In connection with the change of control of the Company that resulted from Nistec’s acquisition of a controlling stake in the Company, Israeli law required the Company to obtain a new business permit in order to continue operating its business. The Company submitted an application for this permit and received a permit until 2099. The new permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry of Environmental Protection. Compliance with these conditions may be costly.

In October 2015, the Company filed an application with the Ministry of Environmental Protection for an emissions permit. In January 2016, the Company received a notice of non-compliance from the Ministry of Environmental Protection, stating that the application was incomplete and that the Company is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. The Company submitted an amended application and conducted discussions with the Ministry of Environmental Protection throughout 2016 and 2017. The Company received the emissions permit in July 2017.

In March 2019, representatives of the Ministry of Environmental Protection inspected the Company’s premises and as a result issued a warning of a breach of the Clean Air Law, 5768-2008 and a warning of a breach of the Hazardous Materials Law (1993). The Company was invited to a hearing at the Ministry during August 2019. During May 2020 and July 2020, representatives of the Ministry inspected the premises again. In September 2020 the Ministry issued a warning related to an alleged breach of the Clean Air Law, the Hazardous Materials Law (1993), the Water Law and the Business Permit Law. The Company attended another hearing at the Ministry on November 9, 2020. Following that hearing, the district manager issued a protocol stating that he will recommend that the Ministry impose fines on the Company. The Company requested that the district manager and Ministry reconsider the district manager’s decision, taking into account the corrective measures the Company has taken.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

During June 2021 representatives of the Ministry of Environmental Protection inspected the Company’s premises and as a result issued a letter that includes summary of findings, request for Company’s reply and corrective actions required to be made by the Company. During August 2021 the Ministry requested the Company to provide financial information, due to their intention to impose fines on the Company. The Company recorded a provision according to its legal advisor's opinion.

The Company believes that the issue will be resolved but there can be no assurance that its position will be accepted. If the Company is found to be in violation of environmental laws in the future, it could be liable for fees, fines, damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.

Employee related matters

In May 2008, June 2019 and November 2019, lawsuits were filed by three employees alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $ 120 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Five other employees notified the Company in January 2011 and December 2019, that they allegedly suffered personal injuries during their employment with the Company. Of these five employees, two are seeking compensation of $1,716 and the others did not state their claim amount.

The above-mentioned claims were submitted to the Company’s insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period February 2019 through April 2021, two former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. The aggregate amount claimed in the two law suits is approximately $355. The Company recorded a provision according to its legal advisor's opinion.

NOTE 8:-	SHAREHOLDERS' EQUITY

Stock Option Plan:

The Company’s 2018 Share Incentive Plan (the "Plan") authorizes the grant of options to purchase shares and restricted shares units (“RSUs”) to officers, employees, directors and consultants of the Company and its subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company’s board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY (CONT.)

As of June 30, 2021 the Company granted to its employees and officers 304,733 options to acquire 304,733 Ordinary shares under the Plan. Total fair value of the options granted was $1.1 million to be recognized over a four years vesting period. The stock-based compensation expense related to employees' equity-based awards, recognized during the six months ended June 30, 2021 and 2020 was $183 and $43, respectively

NOTE 9:-	ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Customer A - sales of manufactured products	21.6%	17.2%	16.5%	17.1%
Customer B - Sales of manufactured products	7.3%	13.2%	5.6%	13.9%

b.	Revenues by geographic areas:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Israel	8,931	10,172	4,769	4,964
North America	3,659	3,163	2,269	1,644
Netherlands	1,957	1,788	1,061	874
India	786	1,110	527	426
Others	1,005	1,716	506	884

	16,338	17,949	9,132	8,792

NOTE 10:-	TAXES ON INCOME
a.	Deferred tax assets and liabilities:

The Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

b.	Reconciliation of the theoretical income tax (expense) benefit to the actual income tax expense:

For the six months period ended June 30, 2020 and 2021 the main differences between the theoretical tax expenses (statutory tax rate of 23%) and the actual tax expenses are tax benefit arising from "Beneficiary and Preferred enterprises" and realization of carryforward tax losses for which valuation allowance was provided.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with Nistec were carried out on an arm's-length basis.

a.	Balances with related parties:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	Unaudited

Trade accounts receivable	318	92
Trade accounts payable	32	61

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Revenues	235	216	136	123
Purchases, selling, general and administrative expenses	165	161	83	81
Interest from Loans from controlling shareholder	-	54	-	26

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers. The Company sells to Nistec based on its standard pricing, which may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

Soldering and assembly services - The Company may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard pricing (the “Pricing”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Pricing will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products.

In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard pricing for such services, less a five percent (5%) discount. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300 per annum.

Insurance expenditures - The Company may share with Nistec costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec will reduce the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in the proportions indicated by the insurer for each of the Company and Nistec had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of the Company.

Employees social activities - The Company may purchase social activities for the benefit of its employees together with Nistec.

The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

Marketing activities - The Company may purchase services together with Nistec. Marketing costs will be divided between the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

Managements fees - In September 2019, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. This amended Management Agreement was approved by the Company's shareholders in the annual general meeting, held on December 5, 2019 and its extension was approved in the annual general meeting, held on June 3, 2021. Nistec is entitled to the following compensation:

a.	Eltek pays Nistec monthly managements fees of NIS 90 ($28).
b.
Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan receives reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement may not exceed an aggregate amount of NIS 10 per calendar quarter.

c.
Mr. Nissan receives reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 1972.

In addition, the Company's shareholders in the annual general meetings held on December 5, 2019, October 29, 2020 and June 3, 2021 approved the following:

a.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.
b.	The extension of the Exculpation Letter for an additional three (3) year period.
c.	The application of the Company’s directors and officers liability insurance policy with respect to Mr. Yitzhak Nissan.
d.	The revised terms of employment, bonus plan and options grant of Yitzhak Nissan's daughter who is employed by the Company as special project manager.
e.	The extension of the Amended Management Agreement with Nistec Ltd., our controlling shareholder, for any additional period of up to three (3) years.
f.	The extension of the Amended PCB Purchase Procedure with Nistec Ltd., our controlling shareholder, for any additional period of up to three (3) years.
g.	The extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our controlling shareholder, for any additional period of up to three (3) years.
h.
The extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd., our controlling shareholder, related to employees social activities, marketing services and insurance, for any additional period of up to three (3) years.

Loans and guarantees from Nistec - see Note 1.